UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

February 28, 2022

Commission File Number: 000-55631

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

(Translation of registrant’s name into English)

Suite 901, Tesbury Centre

28 Queen’s Road East

Wanchai, Hong Kong

(Address of principal executive office)

CHANG Ting Ting

Telephone: + 852 2919-8916

Email: tinachang@zybioholdings.com

Suite 901, Tesbury Centre

28 Queen’s Road East

Wanchai, Hong Kong

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This Form 6-K and other reports filed by the Company from time to time with the Securities and Exchange Commission (collectively the “Filings”) contain or may contain forward-looking statements and information that are based upon beliefs of, and information currently available to, the Company’s management as well as estimates and assumptions made by the Company’s management. When used in the filings the words “anticipate,” “believe,” “estimate,” “expect,” “future,” “intend,” “plan” or the negative of these terms and similar expressions as they relate to the Company or the Company’s management identify forward-looking statements. Such statements reflect the current view of the Company with respect to future events and are subject to risks, uncertainties, assumptions and other factors. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may differ significantly from those anticipated, believed, estimated, expected, intended or planned.

Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results.

CHANGE OF CERTIFYING ACCOUNTANTS

Dismissal of Previous Independent Registered Public Accounting Firm

On February 25, 2022, the Company dismissed Centurion ZD CPA & Co (“Centurion ZD”) as its independent registered public accounting firm. The report of Centurion ZD on our financial statements for the fiscal year ended March 31, 2021 contained no adverse opinion or disclaimer of opinion and was not modified. The decision to change the independent accountant was approved and ratified by our Board of Directors (“Board of Directors”) on February 25, 2022.

During our most recent fiscal year ended March 31, 2021 and through the date of this report, we have had no disagreements with Centurion ZD on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Centurion ZD, would have caused it to make reference to the subject matter of such disagreements in its report on our financial statements for such period.

During our most recent fiscal year ended March 31, 2021 and through the date of this report, there have been no reportable events as defined under Item 304(a)(1)(v) of Regulation S-K adopted by the Securities and Exchange Commission (the “SEC”).

We provided Centurion ZD with a copy of this disclosure before the filing was made with the SEC. We requested that Centurion ZD provide us with a letter addressed to the SEC stating whether or not it agrees with the above statements, and we received a letter from Centurion ZD stating that it agrees with the above statements. A copy of such letter, dated as of February 28, 2022 is filed as Exhibit 99.1 to this report.

Appointment of New Independent Registered Public Accounting Firm

The Company has engaged K. R. Margetson Ltd. (“Margetson”) as our new independent registered public accounting firm.

During the two most recent fiscal years and through the date of our engagement, we did not consult with Margetson regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements; or (ii) any matter that was either the subject of a disagreement or a reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K). In approving the selection of Margetson as the Company’s new independent registered public accounting firm, our Board of Directors considered all relevant factors, including the fact that Margetson is not located in China or Hong Kong.

EXHIBITS

Exhibit Description

99.1	Letter from Centurion ZD CPA & Co to Securities and Exchange Commission dated February 28, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 28, 2022	ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

/s/ CHANG, Ting Ting
Name: CHANG, Ting Ting Title: Chief Executive Officer

/s/ PANG Fung Ming
Name: PANG Fung Ming Title: Chief Financial Officer and Director